6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 March 17, 2004

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
                              Form 20-F X Form 40-F


   Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

                      BASF Expects Moderate Growth in 2004

    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--March 17, 2004--

    -- Sales rise substantially in 2003 despite negative currency effects
    -- EBIT before special items higher than in previous year
    -- Fourth quarter substantially better than expected
    -- Cash flow at record level
    -- Agricultural Products & Nutrition increases sales and earnings

    BASF's figures for 2003 clearly show that the tremendous hard work by the company's employees worldwide has been successful: BASF (NYSE:BF)(FWB:BAS)(LSE:BFA) has strengthened its position as the world's leading chemical company. In a difficult market environment, sales increased by 3.6 percent to EUR 33.4 billion. Excluding currency effects, the growth would have been substantially higher and sales would have reached EUR 35.7 billion.
    The forecast made last November for income from operations (EBIT) before special items was exceeded: It increased in 2003 by about 4 percent to almost EUR 3 billion. Cash provided by operating activities reached a record level of EUR 4.9 billion.
    EBIT in 2003 contained special charges of EUR 335 million. These special charges were primarily related to restructuring measures taken to increase efficiency as part of the Ludwigshafen Site Project.
    Sales and earnings increased substantially in the Agricultural Products & Nutrition and Oil & Gas segments. In the Chemicals, Plastics and Performance Products segments, earnings were below the previous year's level, but sales in some divisions increased.
    "Even in very challenging times, BASF is and will remain a company that investors can count on for its financial strength, a strong potential for innovation and its reliability," said Dr. Jurgen Hambrecht, Chairman of the Board of Executive Directors of BASF Aktiengesellschaft at the company's Annual Press Conference in Ludwigshafen on March 17, 2004.

    Fourth quarter substantially better than expected

    Business has picked up since last October, and sales in the fourth quarter increased 6.5 percent to EUR 8.54 billion. Thanks to our cost-savings program and improved capacity utilization, EBIT before special items increased by more than 25 percent to EUR 814 million.

    Outlook: Moderate growth in sight for 2004

    According to Hambrecht, the medium-term prospects for the global economy are now somewhat more favorable: "Throughout the world, the economy seems to have bottomed out. Upward movement is increasing; the growth markets in Asia and the United States are fueling the global recovery process."
    The company's forecast for 2004 is based on the following scenario:

    -- An improved investment climate and a gradually improving consumer climate,

    --  an average oil price of $28/barrel in 2004, and

    --  a U.S. dollar that continues to be volatile and weak.

    In parallel with the growing demand among industrial customers, BASF expects that global economic activity in the chemicals industry will pick up the pace somewhat. Once again, the main impulses will come from Asia and to some extent from the United States. In general, moderate growth is expected.
    The figures for January and February 2004 indicate sales and EBIT at the strong level seen in the previous year. Hambrecht said, "Based on the conditions I have just mentioned, we expect slightly higher sales and an increase in EBIT in 2004."
    However, there are uncertainties in the future. For example, the strong euro is acting as a noticeable brake on European exports. Oil and raw material prices will remain at unexpectedly high levels and will therefore also retard growth.
    Hambrecht stated: "Nevertheless, instead of only seeing the downside, we want to look ahead to the remainder of 2004 with somewhat greater confidence. We will devote our fullest energies to those areas that lie within our control. We will continue with our measures to reduce costs and increase efficiency, as well as our efforts to reduce operational assets. In 2004, as announced, we will reduce capital expenditures to the level of depreciation."

    BASF is the world's leading chemical company. Our goal is to grow profitably and further increase the value of our company. We help our customers to be more successful through intelligent system solutions and high-quality products. BASF's portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. Through new technologies we can tap into additional market opportunities. We conduct our business in accordance with the principles of sustainable development. In 2003, BASF had sales of more than EUR 33 billion (circa $42 billion) and over 87,000 employees worldwide. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF), Paris (BA) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

    Information on the Annual Press Conference can be found on the Internet at:
    English: www.basf.de/pcon
    German: www.basf.de/pk

    You can download photos of BASF from the Internet at:
www.basf.de/pressphotos.

    Forward-looking statements

    This release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this release.

    CONTACT: BASF Aktiengesellschaft
             Michael Grabicki
             Phone:  +49 621 60-99938
             Fax:    +49 621 60-92693
             michael.grabicki@basf-ag.de
             or
             Corporate Media Relations
             Phone:  +49 621 60-20710
             Fax:    +49 621 60-92693
             presse.kontakt@basf-ag.de
             http://www.basf.de

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BASF Aktiengesellschaft


Date: March 17, 2004             By: /s/ Elisabeth Schick
                                ------------------------------------
                                Name: Elisabeth Schick
                                Title: Director Site Communications Ludwigshafen and Europe


                                By: /s/ Christian Schubert
                                ------------------------------------
                                Name: Christian Schubert
                                Title: Director Corporate Communications
                                BASF Group